Filed Pursuant to Rule 433

dated October 2, 2023

Relating to

Preliminary Prospectus Supplement

dated October 2, 2023 and

Prospectus dated November 20, 2020

Registration Statement No. 333-250825

Final Term Sheet

$1,000,000,000

Public Service Enterprise Group Incorporated

$600,000,000 5.875% Senior Notes due 2028

$400,000,000 6.125% Senior Notes due 2033

October 2, 2023

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	October 2, 2023

Settlement Date:	October 4, 2023 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$992,056,000

Security:	5.875% Senior Notes due 2028 (the “2028 Notes”)	6.125% Senior Notes due 2033 (the “2033 Notes”)

Ratings*:	Baa2 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes

Principal Amount:	$600,000,000	$400,000,000

Maturity Date:	October 15, 2028	October 15, 2033

Coupon:	5.875% per annum	6.125% per annum

Interest Payment Dates:	The 15th of each April and October, beginning April 15, 2024	The 15th of each April and October, beginning April 15, 2024

Redemption Provisions:

Prior to September 15, 2028 (the date that is one month prior to the maturity date of the 2028 Notes) (the “2028 Notes Par Call Date”), the Issuer may redeem the 2028 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2028 Notes matured on the 2028 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2028 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2028 Notes Par Call Date, the Issuer may redeem the 2028 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to July 15, 2033 (the date that is three months prior to the maturity date of the 2033 Notes) (the “2033 Notes Par Call Date”), the Issuer may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2033 Notes Par Call Date, the Issuer may redeem the 2033 Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	4.625% due September 30, 2028	3.875% due August 15, 2033

Benchmark Treasury Yield:	4.699%	4.662%

Re-offer Spread to Benchmark:	+120 basis points	+150 basis points

Re-offer Yield:	5.899%	6.162%

Price to Public:	99.894% of Principal Amount	99.723% of Principal Amount

CUSIP / ISIN:	744573AW6 / US744573AW69	744573AX4 / US744573AX43

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC	BNP Paribas Securities Corp. BofA Securities, Inc. CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; or J.P. Morgan Securities LLC collect at 1-212-834-4533.